Exhibit 99.(k)(1)

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

Effective as of August 13, 2025

Calamos Aksia Hedged Strategies Fund

2020 Calamos Court

Naperville, Illinois 60563

Dear Ladies and Gentlemen:

Calamos Advisors LLC (the “Advisor”), as investment advisor to the Calamos Aksia Hedged Strategies Fund (the “Fund”), and Aksia LLC (the “Sub-Advisor”) as investment sub-advisor to the Fund, agree on a monthly basis to pay or otherwise bear the Fund’s operating expenses to the extent that the Fund’s monthly “Specified Expenses” (as defined below) in respect of each class of the Fund (each, a “Class”) exceed 0.35% of the average daily net asset value of such Class (the “Expense Limitation”). This agreement (“Agreement”) shall commence on the date first set forth above. Any such expenses paid or otherwise borne shall be shared 50/50 between the Advisor and the Sub-Advisor. This Agreement shall continue in effect for a period of three years. Thereafter, this Agreement may be annually renewed with the written agreement of the Advisor, the Sub-Advisor and the Fund. The Board of Trustees of the Fund may terminate this Agreement at any time upon notice to the Advisor and Sub-Advisor, and this Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between the Advisor and the Fund or the termination of the Investment Sub-Advisory Agreement among the Fund, the Advisor and the Sub-Advisor.

For purposes of this Agreement, the Fund’s “Specified Expenses” in respect of a Class mean all other expenses incurred in the business of the Fund and allocated to the Class, including the Fund’s annual operating expenses, with the exception of: (i) the Investment Management Fee (as defined in the Fund’s prospectus), (ii) the Shareholder Servicing Fee (as defined in the Fund’s prospectus), (iii) the Distribution Fee (as defined in the Fund’s prospectus), (iv) certain costs associated with the acquisition, ongoing investment and disposition of the Fund’s investments and unconsummated investments, including legal costs, professional fees, travel costs and brokerage costs, (v) acquired fund fees and expenses; (vi) dividend and interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (vii) taxes and costs to reclaim foreign taxes, and (viii) extraordinary expenses (as determined in the discretion of the Advisor and Sub-Advisor).

If, while the Advisor is the investment advisor to the Fund and the Sub-Advisor is investment sub-advisor to the Fund, the Fund’s estimated annualized Specified Expenses in respect of a Class for a given month are less than the Expense Limitation, the Advisor and Sub-Advisor shall be entitled to reimbursement by the Fund on a 50/50 basis of the other expenses borne by the Advisor and Sub-Advisor on behalf of the Fund pursuant to this Agreement (the “Reimbursement Amount”) during any of the previous thirty-six (36) months, but only to the extent that the Fund’s estimated annualized Specified Expenses in respect of a Class are less than, for such month, the lesser of the Expense Limitation or any other relevant expense limit then in effect with respect to the Class, and provided that such amount paid to the Advisor and Sub-Advisor will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed. The Advisor and Sub-Advisor may recapture a Specified Expense in any year within the thirty-six month period after the Advisor and Sub-Advisor bear the expense. The Fund’s obligation to make reimbursement payments shall survive the termination of this Agreement.

The Advisor and Sub-Advisor agree that it shall look only to the assets of the Fund for performance of this Agreement and for any claims for payment. No trustees, officers, employees, agents or shareholders of the Fund shall be personally liable for performance by the Fund under this Agreement.

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling. Any amendment to this Agreement shall be in writing signed by the parties hereto. Subject to approval by the Advisor, this Agreement may be amended by the Fund’s Board of Trustees without the approval of Fund shareholders.

Very truly yours,

Calamos Advisors LLC

By:	/s/ Thomas Herman
Name:	Thomas Herman
Title:	EVP, Chief Financial Officer

Aksia LLC

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer

Calamos Aksia Hedged Strategies Fund

By:	/s/ Dan Dufresne
Name:	Dan Dufresne
Title:	President

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